UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2016

Commission File Number: 001-37384

GALAPAGOS NV

(Translation of registrant’s name into English)

Generaal De Wittelaan L11 A3

2800 Mechelen, Belgium

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Special Shareholders’ Meeting and Extraordinary Shareholders’ Meeting Results

On July 26, 2016, Galapagos NV (the “Company”) held a Special Shareholders’ Meeting and Extraordinary Shareholders’ Meeting. The meeting minutes and other documentation pertaining to these Shareholders’ Meetings can be consulted at the Company’s website. The final results of each of the agenda items submitted to a vote of the shareholders are set forth below.

Agenda item 1: Special Shareholders’ Meeting, Appointment of a Director

The Company’s shareholders approved the appointment of Ms. Mary Kerr to the Board of Directors of the Company for a period ending immediately after the Annual Shareholders’ Meeting of 2020.

Agenda item 2: Extraordinary Shareholders’ Meeting, Amendment to the Articles of Association of the Company

The Company’s shareholders rejected the proposed amendment to the Company’s Articles of Association to renew the authorization to the board of directors of the Company to increase the share capital within the framework of the authorized capital by up to 40% of the share capital.

First Half Year 2016 Results

On July 28, 2016, the Company announced its unaudited first half-year results for 2016, which are further described in an H1 2016 report.

Exhibit	Description

99.1	Press Release dated July 28, 2016

99.2	Half-Year Report 2016

The information contained in the sections titled “Agenda item 1: Special Shareholders’ Meeting, Appointment of a Director” and “First Half Year 2016 Results” of this Report on Form 6-K, including the exhibits, is hereby incorporated by reference into the Company’s Registration Statements on Forms F-3 (File No. 333-211765) and S-8 (File Nos. 333-204567, 333-208697, and 333-211834).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GALAPAGOS NV

Date: August 1, 2016	By:	/s/ Xavier Maes

Xavier Maes

Company Secretary